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                                                                Exhibit 99.26(q)

                                                                        May 2018



                    DESCRIPTION OF MINNESOTA LIFE INSURANCE
                          COMPANY'S ISSUANCE, TRANSFER
                     AND REDEMPTION PROCEDURES FOR POLICIES
                       PURSUANT TO RULE 6e-3T(b)(12)(iii)

                                      AND

                       METHOD OF COMPUTING ADJUSTMENTS IN
                      PAYMENTS AND CASH VALUES OF POLICIES
                        UPON CONVERSION TO FIXED BENEFIT
                  POLICIES PURSUANT TO RULE 6e-3T(b)(13)(v)(B)

This document sets forth the administrative procedures established by Minnesota Life Insurance Company ("we", "our", "us") in connection with the issuance of our Variable Group Universal Life insurance policy, the transfer of assets held thereunder, and the redemption by owners of their interests in those policies. This document also explains the method that we will follow when a policy is exchanged for a fixed benefit insurance policy as provided by the policy provisions and subject to Rule 6e-3T(b)(13)(v)(B).

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

      We will generally issue a group insurance contract to a group, as defined and permitted by state law, allowing eligible members of that group to become insured under the group contract. The class(es) of members eligible to be insured by a policy under the group contract are identified on that contract's specifications page. The group contract will be issued upon receipt of an application signed by a duly authorized officer of the group and the acceptance of that application by a duly authorized officer of Minnesota Life.

      Individuals wishing to purchase a policy insuring an eligible member under a group-sponsored insurance program must generally complete the appropriate application for life insurance and submit it to our home office. In situations where an individual is transferring coverage from a previous carrier an application may not be required. If the policy is approved, we will issue to the owner either a certificate or an individual policy (the word "policy" will be used in this document to describe either the certificate or the individual policy issued under a group-sponsored insurance program).

      In general, coverage will not take effect until an eligible owner signs the appropriate application for insurance, we approve the completed application, and the initial premium has been paid prior to the insured's death. The date on which the last of these events occurs will be the effective date of the insurance coverage ("issue date").

      The minimum face amount that we will issue on an individual will vary based on the group-sponsored insurance program and will be indicated on the specifications page attached to the owner's policy. Generally, this amount will be at least $10,000.

      The policy must be issued on an insured who is no more than age 94. Before issuing any policy, we may require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who satisfy the underwriting requirements are accepted for insurance coverage, while persons who do not satisfy the underwriting requirements are not accepted for insurance coverage. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

      Guaranteed maximum cost of insurance charges will vary by age and nicotine usage. The current cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the certificate. For policies and certificates issued prior to or on December 31, 2008, and all face amount increases on such policies and certificates, the guaranteed rates are 125 percent of the maximum rates that could be charged based on 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO Table")


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      (a maximum charge of $32.01 per month per $1,000 of net amount at risk).
      The guaranteed rates are higher than 100 percent of the 1980 CSO Table because we may use a simplified underwriting approach and may issue certificates that do not require medical evidence of insurability. The current cost of insurance rates are generally lower than 100 percent of the 1980 CSO Table. (For purposes of premiums under Section 7702 of the Internal Revenue Code of 1986, as amended, we will use 100 percent of the 1980 CSO Table.)

      For group policies and certificates issued on and after January 1, 2009, the guaranteed rates are 200 percent of the maximum rates that could be charged based on 2001 Commissioners Standard Ordinary Mortality Tables ("2001 CSO Table") (a maximum charge of $41.36 per month per $1,000 of net amount at risk). The guaranteed rates are higher than 100 percent of the 2001 CSO Table because we may use a simplified underwriting approach and may issue certificates that do not require medical evidence of insurability. The current cost of insurance rates are generally lower than 100 percent of the 2001 CSO Table. (For purposes of premiums under Section 7702 of the Internal Revenue Code of 1986, as amended, we will use 100 percent of the 2001 CSO Table.)

      When the policy is issued, the face amount, planned premium and a listing of any supplemental agreements are stated on the specifications page attached to the policy.

      A.   PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

           Premiums for the policies will not be the same for all owners. Charges will vary based on the group-sponsored insurance program under which the policy is issued. We will determine charges pursuant to our established actuarial procedures and in doing so we will not discriminate unreasonably or unfairly against any person or class of persons. The charges (other than cost of insurance rates) for policies under a group-sponsored insurance program are shown on the specifications page of the policy.

           Cost of insurance rates for each group-sponsored insurance program are determined based on a variety of factors related to group mortality including gender mix, average amount of insurance, age distribution, occupations, industry, geographic location, participation, level of medical underwriting required, degree of stability in the charges sought by the group sponsor, prior mortality experience of the group, number of actual or anticipated owners electing the continuation option, and other factors which may affect expected mortality experience. In addition, cost of insurance rates may be intended to cover expenses to the extent they are not covered by the other policy charges. Changes in the current cost of insurance rates may be made based on any factor which affects the actual or expected mortality or expenses of the group.

           Cost of insurance rates are generally determined at the beginning of the group-sponsored insurance program's rate guarantee period, if applicable, or each policy year, although changes may be made at other times if warranted due to a change in the underlying characteristics of the group, changes in benefits included in policies under the group-sponsored insurance program, experience of the group, changes in the expense structure, or a combination of these factors.

           The policies will be offered and sold pursuant to our underwriting procedures, in accordance with state insurance laws. Individuals who satisfy the eligibility requirements under a particular group contract may be required to submit to an underwriting procedure which requires satisfaction of underwriting requirements.

      B.   APPLICATION

           When we receive a completed application from an applicant we may require medical evidence of insurability to determine whether the applicant is insurable. If so, we will follow certain insurance underwriting (risk evaluation) procedures. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. We may also issue policies that do not require medical evidence of insurability. Schedules for evidence of insurability requirements may be determined for each group-sponsored insurance program and are based on a variety


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           of factors related to the group. In determining these schedules we will not discriminate unreasonably or unfairly against any person or class of persons.

           The date on which the last of the following events occurs shall be the effective date of coverage ("issue date"): an eligible insured, signs the applicable application, we receive and approve the completed application, and the initial premium is paid prior to the insured's death. The policy date is the first day of the calendar month on or following the issue date. The policy date is the date from which subsequent policy years and policy months are measured. The policy date also represents the commencement of the suicide and contestable periods for purposes of the policy.

      C.   PREMIUM PAYMENTS

           A premium must be paid to put a policy in force, and may be remitted to us by the group sponsor on behalf of the owner. Generally, premium payments for policies under group-sponsored insurance programs are regularly deducted by an employer from the policy owner's paycheck or, as the case may be, paid by the employer. If an owner's insurance is continued following loss of the insured's eligibility under the group-sponsored insurance program (requirements for continuation are described in the policy and prospectus), we will accept direct premium payments from the owner online, by check, or electronic funds transfer from a checking or savings account. If an owner in such a situation elects to remit premiums by check, we will send a premium notice for the premium due to the owner's address on record. If an owner elects to remit premiums by electronic funds transfer, we will deduct the premium due from the checking or savings account monthly on the date specified by the owner.

           The initial premium for a policy must cover the premium expense charges and the first month's deductions. Premiums paid after the initial premium may be in any amount. A premium must be paid when there is insufficient net cash value to pay the monthly deduction necessary to keep the policy in force. In this situation, we will send the owner a notice that a premium payment is required.

           When the policy is established, the policy's specifications page may show premium payments scheduled and the amounts of those payments. However, the owner may elect to skip or omit making those premium payments. The policy does not obligate the owner to pay premiums in accordance with a premium schedule. Failure to pay one or more premium payments will not by itself cause the policy to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

           The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any policy's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the policy in force and the date the premium is due. If we do not receive the required amount within the grace period, the policy will lapse and terminate. There is no grace period for the first premium.

           Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the policy from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination, as described in the policy and prospectus. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page to the group contract and policy (requirements for continuation are described in the policy and prospectus).

           Since the policy permits flexible premium payments, it may become a modified endowment contract for federal income tax purposes. We have procedures in place

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           to determine whether premium schedules and payments will result in the policy being classified as a modified endowment contract and to notify owners and take appropriate actions based on the owner's elections.

      D.   PREMIUM ALLOCATION

           Net premiums, which are premiums after the deduction of the charges assessed against premiums, are allocated to the guaranteed account and/or sub-accounts of the Variable Universal Life Account. The Variable Universal Life Account will, in turn, invest in shares of the then available investment options described in the prospectus.

           Net premiums are allocated to the guaranteed account and/or the sub-accounts as selected by the owner on the application for the policy, subject to the limitations in the policy and the prospectus. Premium allocations may also be subject to suitability review. If no sub-account investment option is selected by the owner net premiums will be allocated to the money market sub-account. The owner may change the allocation instructions for future premiums by giving us a written request or through any other method made available by us under the group-sponsored insurance program. A change will not take effect until it is recorded by us in our home office.

           We may set a minimum allocation to the guaranteed account or to any sub-account of the separate account not to exceed 10 percent of the net premium. We reserve the right to restrict the allocation of net premiums to the guaranteed account for policies under some group-sponsored insurance programs. For these policies, the maximum allocation of net premiums to the guaranteed account will range from 0 percent to 50 percent.

           For group-sponsored insurance programs where the contractholder owns all the policies and in certain other circumstances (for example, for split-dollar insurance programs), we will delay the allocation of net premiums to sub-accounts or the guaranteed account for a period of 10 days after policy issue or policy change to reduce market risk during this "free look" period. Net premiums will be allocated to a money market sub-account until the end of the period. We reserve the right to similarly delay the allocation of net premiums to sub-accounts for other group-sponsored insurance programs for a period of 10 days after policy issue or policy change. This right will be exercised by us only when we believe economic conditions make it necessary to reduce market risk during the "free look" period. If we exercise this right, net premiums will be allocated to a money market sub-account until the end of the period.

           In accordance with industry practice, we will establish procedures to handle errors in premium payments to refund overpayments and collect underpayments, except for de minimis amounts.

      E.   REINSTATEMENT

           A lapsed policy may be reinstated, any time within three years from the date of lapse, provided the insured is living. Reinstatement is made by application for reinstatement and payment of an amount that, after the deduction of charges assessed against premiums, is large enough to cover all monthly deductions which have accrued on the policy up to the effective date of reinstatement, plus the monthly deductions for the two months following the effective date of reinstatement. The application and payment must be submitted to our home office. If any loans and loan interest charged is not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but such evidence satisfactory to us will be required from the 32nd day to three years from the date of lapse.

           The amount of account value on the date of reinstatement will be equal to the amount of any loans and loan interest charged reinstated increased by the net premiums paid at the time of reinstatement.

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           The reinstatement will take effect as of the date we approve the application for reinstatement. There will be a full monthly deduction for the policy month that includes that date.

           We will allocate the net premiums submitted for a reinstatement, namely premiums after the deduction of the charges assessed against premiums, to the guaranteed account and/or the sub-accounts of the Variable Universal Life Account which, in turn, invest in Fund shares.

      F.   REPAYMENT OF A POLICY LOAN

           If the policy is in force, the loan and any accrued loan interest charged can be repaid in part or in full at any time before the insured's death. The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the policy. Any loan repayment must be at least $100 unless the balance due is less than $100. We currently accept loan repayment checks at our home office.

           Loan repayments are allocated to the guaranteed account. The owner may reallocate amounts in the guaranteed account among the sub-accounts, subject to the limitations in the policy and prospectus on such transfers.

           Loan repayments will be applied first to reduce the amount of interest accrued. Any remaining portion of the repayment will then be used to reduce the loan. The net cash value will increase by the amount of the loan repayment.

II. TRANSFER OF CASH VALUE

      A separate account called the Minnesota Life Variable Universal Life Account was established on August 8, 1994, in accordance with provisions of the Minnesota insurance law. The Variable Universal Life Account has sub-accounts to which owners may allocate premiums. Each sub-account invests in shares of a corresponding portfolio of an insurance only mutual fund.

      The certificate allows for transfers of the net cash value among the available sub-accounts of the separate account, and from the guaranteed account to the sub-accounts. Transfers of the net cash value from the sub-accounts to the guaranteed account are available for certificates that allow for premium allocations to the guaranteed account. Transfers may be made in writing, by telephone or through any other method made available by us under the group-sponsored insurance program.

      There are restrictions to such transfers. The amount to be transferred to or from a sub-account of the separate account or the guaranteed account must be at least $250. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining amount in the sub-account with the amount transferred. We also reserve the right to limit the number of transfers to one per certificate month, and transfers may be subject to suitability review.

      A.   MARKET TIMING

           This contract is not designed to be used as a vehicle for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often referred to generally as "market timing." Market timing activity and frequent trading in the contract can disrupt the efficient management of the underlying portfolios and their investment strategies, dilute the value of portfolio shares held by long-term shareholders, and increase portfolio expenses (including brokerage or other trading costs) for all portfolio shareholders, including long-term contract owners invested in affected portfolios who do not generate such expenses. It is the policy of Minnesota Life to discourage market timing and frequent transfer activity, and, when Minnesota Life becomes aware of such activity, to take steps to attempt to

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           minimize the effect of frequent trading activity in affected portfolios. Applicants are discouraged from purchasing a contract if they intend to engage in market timing or frequent transfer activity.

           We have developed policies and procedures to detect and deter market timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for contract owners engaging in such activity. We employ various means to attempt to detect and deter market timing or other abusive transfers. However, our monitoring may be unable to detect all harmful trading nor can we ensure that the underlying portfolios will not suffer disruptions or increased expenses attributable to market timing or abusive transfers resulting from other insurance carriers which invest in the same portfolios. In addition, because market timing can only be detected after it has occurred to some extent, our policies to stop market timing activity do not go into effect until after we have identified such activity.

           We reserve the right to restrict the frequency of - or otherwise modify, condition or terminate - any transfer method(s). The transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more contract owners is or would be to the disadvantage of other contract owners. Any new restriction that we would impose will apply to the contract without regard to when it was purchased. We also reserve the right to implement, administer, and charge the certificateholder for any fees or restrictions, including redemption fees that may be imposed by an underlying portfolio attributable to transfers in the contract. We will consider one or more of the following factors:

           -  the dollar amount of the transfer(s);

           - whether the transfers are part of a pattern of transfers that appear designed to take advantage of market inefficiencies;

           - whether an underlying portfolio has requested that we look into identified unusual or frequent activity in a portfolio;

           -  the number of transfers in the previous calendar quarter;

           - whether the transfers during a quarter constitute more than two "round trips" in a particular portfolio. A round trip is a purchase into a portfolio and a subsequent redemption out of the portfolio, without regard to order.

           In the event the transfer activity is identified as disruptive or otherwise constitutes a pattern of market timing, the certificateholder will be notified in writing that transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, the certificateholder will be notified in writing that transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in the contract will be permanent.

           None of these limitations apply to transfers under systematic transfer programs such as Dollar Cost Averaging.

      B.   GUARANTEED ACCOUNT TRANSFER RESTRICTIONS

           There are additional restrictions to transfers involving the guaranteed account. For group-sponsored insurance programs where the certificates do not allow for premium allocations to the guaranteed account, the owner may not transfer amounts into the guaranteed account.

           The following restrictions apply to group-sponsored insurance programs where the guaranteed account is available for premium allocations, to group-sponsored insurance programs where the contractholder owns all the policies and in certain other circumstances (for example, for split-dollar insurance programs). The maximum amount of net cash value to be transferred out of the guaranteed account

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           to the sub-accounts of the separate account is limited to 20 percent
           (or $250 if greater) of the guaranteed account value. Transfers to or from the guaranteed account may be limited to one such transfer per certificate year. We may further restrict transfers from the guaranteed account by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the certificate anniversary. The certificate anniversary is the same day and month in each succeeding year as the certificate date, or the same day and month in each succeeding year as the date agreed to between the contractholder and us. The certificate anniversary is shown on the specifications page attached to the certificate. The certificate date is the first day of the calendar month on, or following, the issue date. This is the date from which certificate years and certificate months are measured. A certificate month is equal to a calendar month. A certificate year is a period of one year measured from the certificate date and from each successive certificate anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.

      C.   Other Transfer Information

           For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's request is received at our home office. Transfer requests received before the New York Stock Exchange closes for regular trading receive same-day pricing. If we receive a transfer request at or after the New York Stock Exchange closes (usually 3:00 p.m. Central Time) for regular trading, we will process the order using the unit values for the sub-accounts determined at the close of the next regular trading session of the New York Stock Exchange. Transfers from the guaranteed account will be dollar amounts deducted at the end of the day on which the transfer request is approved at our home office.

           A transfer or exchange from one sub-account to another is generally treated as a simultaneous cancellation of units currently held and the crediting of units where a new investment is desired. The order of redemptions from the Fund will be as follows: all automatic exchanges (for example, dollar cost averaging), written transfer and exchange requests, faxed transfer and exchange requests, and electronic transfer and exchange requests (including telephone and internet transaction site requests). Transfer and exchange requests will be processed in the order of receipt within their respective category. In no event will there be any limitation on redemptions in connection with surrenders, partial surrenders or loans.

           A transfer is subject to a transaction charge. Currently, no such charge is imposed on a transfer, but a charge, up to a maximum of $10, may be imposed in the future.

           The owner's instructions for transfer may be made in writing or the owner, or a person authorized by the owner, may make such changes by telephone. To do so, the owner may call us at 1-800-843-8358 during our normal business hours of 8:00 a.m. to 6:00 p.m., Central Standard Time. Owners may also submit their requests for transfer, surrender or other transactions to us by facsimile (FAX) transmission. Our FAX number is 1-651-665-4827.

           We may make other electronic transfer capabilities available to certificate owners under some group-sponsored insurance programs. We will employ reasonable procedures to satisfy ourselves that instructions received from certificate owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require certificate owners to identify themselves in electronic transactions through certificate numbers or such other information as we may deem to be reasonable. We record electronic transfer instructions and we provide the certificate owners with a written confirmation of the electronic transfers.

           Transfers made pursuant to a telephone call or other electronic means are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, owners may experience

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           difficulty in implementing a telephone or other electronic transfer due to a heavy volume of network usage. In such a circumstance, owners should consider submitting a written transfer request while continuing to attempt an electronic redemption.

           Although we currently intend to continue to permit transfers in the foreseeable future, the certificate provides that we may modify the transfer privilege by changing the minimum amount transferable, by altering the frequency of transfers, by imposing a transfer charge, by prohibiting transfers, or in such other manner as we may determine at our discretion.

III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

      A.   REQUEST FOR SURRENDER OR WITHDRAWAL

           If the insured is living, we will pay the surrender value of the policy to the owner upon written request. The surrender value of the policy is the net cash value (the account value less any outstanding loans and accrued loan interest charged, and less any charges due). The determination of the surrender value is made as of the end of the valuation period during which we receive the surrender request at our home office. The surrender payment can be in cash or, at the option of the owner, can be applied on a settlement option as described in the policy.

           A partial surrender (withdrawal) of the net cash value of the policy is permitted in an amount equal to at least the minimum established for policies under each group-sponsored insurance program. The minimum will never exceed $500. The amount of the partial surrender cannot exceed the maximum established for policies under the group-sponsored insurance program. The maximum will be either:

           - (a) minus (b), where (a) is 90 percent of the account value and
             (b) is any outstanding policy loans plus accrued policy loan interest charged; or

           -  100% of the net cash value.

           The maximum is identified in the policy.

           We reserve the right to limit the number of withdrawals to one per policy month, change the minimum amount for withdrawals, limit the frequency of withdrawals, or restrict or prohibit withdrawals from the guaranteed account.

           A withdrawal will cause a decrease in the face amount equal to the amount surrendered if the policy has a level death benefit (Option
           A). A withdrawal has no effect on the face amount if the policy has a variable death benefit (Option B). However, since the account value is reduced by the amount of the withdrawal, the death benefit is reduced by the same amount, as the account value represents a portion of the death benefit proceeds.

           On a withdrawal, the owner may tell us the sub-accounts from which a withdrawal is to be taken or whether it is to be taken in whole or in part from the guaranteed account. If the owner does not, the withdrawal will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. We reserve the right to restrict or prohibit withdrawals from the guaranteed account. We will tell the owner, on request, what amounts are available for a withdrawal under the policy.

           A transaction charge will be deducted from the net cash value in connection with a withdrawal for policies under some group-sponsored insurance programs. The amount of the charge will never exceed the lesser of $25 or 2 percent of the amount withdrawn. The charge will be allocated to the guaranteed account value and the separate account value in the same proportion as those values bear to each other and, as to the separate account value, from each sub-account in the same proportion that the sub-account value of each such sub-account bears to the separate account value.

           Payment of a surrender or withdrawal will be made as soon as possible, but not later than seven days after our receipt of the owner's written request (in good order) for surrender or withdrawal. However, if any portion of the net cash value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that


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           good payment has been collected. The amount the owner receives on surrender may be more or less than the total premiums paid under the policy.

      B.   DEATH CLAIMS

           If the policy is in force at the time of the insured's death, upon receipt of due proof of death of the insured and on completion of all other requirements necessary to make payment, we will pay a death benefit to the beneficiary. Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment. Payment of the death benefit is also subject to the provisions of the policy regarding suicide and incontestability.

           The death benefit provided by the policy depends upon the death benefit option elected by the group sponsor. There is a level death benefit ("Option A") and a variable death benefit ("Option B"). The death benefit under either option will never be less than the current face amount of the policy as long as the policy remains in force and there are no loans. The face amount elected must be at least the minimum stated on the specifications page of the policy.

           Under Option A, the death benefit will be determined as follows:

           (1) The face amount of insurance on the insured's date of death while the policy is in force; plus
           (2) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; less
           (3) any outstanding loans and accrued loan interest charged; less
           (4) any unpaid monthly deductions determined as of the date of the insured's death.

           Under Option B, the death benefit will be determined as follows:

           (1) The face amount of insurance on the insured's date of death while the policy is in force; plus
           (2) the amount of the account value as of the date we receive due proof of death satisfactory to us; plus
           (3) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; plus
           (4) any monthly deductions taken under the policy since the date of death; less
           (5) any outstanding loans and accrued loan interest charged; less
           (6) any unpaid monthly deductions determined as of the date of the insured's death.

           The death benefit option for all policies issued under a group-sponsored insurance program will be the death benefit option selected by the group sponsor. Once elected, the death benefit option under a policy shall remain unchanged. The death benefit option will be shown on the specifications page of the policy.

           Under the Option A death benefit, interest will be paid on the death benefit from the date of the insured's death until the date of payment. Under the Option B death benefit, interest will be paid on the face amount of insurance from the date of the insured's death until the date of payment. The account value will remain as invested in the guaranteed account and/or separate account until the date we receive due proof of death satisfactory to us. Interest will also be paid on any charges taken under the policy since the date of death, from the date the charge was taken until the date of payment. Interest will be at an annual rate determined by us, but never less than the minimum rate required by state law.

           Death benefit proceeds will be paid to the surviving beneficiary specified on the signed application or as subsequently changed. The owner may arrange for death benefit proceeds to be paid in a single lump sum or under one of the optional methods of settlement described in the policy. When no election for an optional method of settlement is in force at the death of the insured, the beneficiary may select one or more of the optional methods of settlement at any time before death benefit proceeds are paid. An election or change of method of settlement must be in writing. A change in beneficiary revokes any previous settlement election.

           If a rider permitting the accelerated payment of death benefit proceeds has been added to the policy, a portion or all of the death benefit may be accelerated and a payment made prior to the death of the insured, and any remaining death benefit may then be less than otherwise would be paid upon the death of the insured.

      C.   Lapse

           The failure to make a premium payment following the payment of the premium which puts the policy into force will not itself cause a policy to lapse. Lapse will

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           occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

           The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any policy's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the policy in force and the date the premium is due. The insured's life will continue to be insured during this grace period. If we do not receive the required amount within the grace period, the policy will lapse and terminate. There is no grace period for the first premium.

           Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the policy from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination, as described in the policy and prospectus. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page to the group contract and policy (requirements for continuation are described in the policy and prospectus).

      D.   LOANS

           The owner may borrow from us using only the policy as the security for the loan. The owner may borrow up to an amount equal to 90 percent of the owner's account value less any outstanding loans and accrued loan interest charged. The maximum loan amount is determined as of the date we receive the owner's request for a loan at our home office. The minimum loan amount is $100.

           At the owner's request, we will send the owner a loan request form for his or her signature. The owner may also submit a loan request by telephone (during our normal business hours), by facsimile (FAX) transmission or through any other method made available by us under the group-sponsored insurance program. We will make the telephone and facsimile transmission service available to all policy owners. Should the owner make a request by telephone call or other electronic means, we will ask for personal identification and policy number.

           When the owner takes a loan, we will reduce the net cash value by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. Unless the owner directs us otherwise, the loan will be taken from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the owner's separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which we receive the owner's loan request at our home office.

           The amount borrowed continues to be part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits and will be held in our general account. A loan has no immediate effect on the owner's account value since at the time of the loan the account value is the sum of the guaranteed account value, the separate account value and the loan account value. When a loan is to come from the guaranteed account value, we have the right to postpone a loan payment for up to six months.

           If a policy enters a grace period and if the net cash value is insufficient to cover the monthly deduction and the loan repayment, the owner will have to make a loan repayment to keep the policy in force. We will give the owner notice of our intent to terminate the policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

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           The interest rate charged on a certificate loan will not exceed 8 percent per year. Interest charged will be based on a daily rate which if compounded for the number of calendar days in the year will not exceed 8 percent annually, and compounded for the number of days since loan interest charges were last updated.

           We will charge interest on the loan in arrears. Loan interest charges are due at the end of the policy month. If the owner does not pay in cash the loan interest accrued at the end of the policy month, this unpaid interest will be added to the amount of the loan. The new loan will be subject to the same rate of interest as the loan in effect.

           Interest is also credited to the amount of the loan in the loan account value. Interest credits on the loan shall be at a rate which is not less than 6 percent per year. Interest credited will be based on a daily rate which if compounded for the number of calendar days in the year will be at least 6 percent annually, and compounded for the number of days since loan interest charges were last updated.

           A loan, whether or not it is repaid, will have a permanent effect on the account value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the rate credited on the loan, the account value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the rate credited on the loan, the account value will be greater than if no loan had been made.

IV. POLICY CONVERSION OR CONTINUATION

      A.   POLICY CONVERSION

           The policy provides that the owner may exchange the insurance to a policy of permanent individual life insurance which we then customarily issue for purposes of conversion, under the conditions described below. We will not require evidence of insurability for the insured.

           We will offer conversion if the group contract is terminated or if the insured's insurance under the group contract ends due to the termination of the insured's eligibility under the group contract.

           The owner may convert all or part of the amount of insurance under the group contract at the time of termination. However, if an insured's insurance terminates because the group contract is terminated, we may require that the insured be insured under the group contract for at east five years prior to the termination date in order to qualify for the conversion privilege.

           The owner's written application to convert to an individual policy and the first premium for the individual policy must be received in our home office within 31 days of the date the insurance terminates under the group contract. The premium charge for the converted insurance will be based upon the insured's age as of his or her nearest birthday.

           If the insured dies within 31 days of the date that insurance terminated under the group contract , the full amount of insurance that could have been converted under the policy will be paid as a death benefit.

           The cash value adjustment upon conversion is equal to the difference between the net cash value on the Variable Universal Life insurance policy and the cash value that is needed on the permanent individual life insurance policy at the time of the conversion. The cash value needed on the individual policy is defined as the cash value at the time of conversion that would have accumulated on a comparable policy purchased at issue.

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      B.   POLICY CONTINUATION

          If the insured's eligibility under a group contract ends, the owner's current group coverage may continue unless the certificate is no longer in force or the limitations below apply as of the date eligibility ends:

          -  The group contract has terminated; or

          - The owner has less than the required minimum in his or her net cash value after deduction of charges for the month in which eligibility ends.

          The required minimum will vary based on the group-sponsored program under which the certificate is issued. The required minimum will never be higher than $250.

          The insurance amount will not change unless the owner requests a change (requirements for insurance amount changes are described in the policy and prospectus). We reserve the right to alter all charges not to exceed the maximums. These charges may be higher than those applicable to policies under the group contract that have not been continued under this provision.

          Termination of the group contract by the contractholder or us will not terminate the insurance then in force under the terms of the continuation provision. The group contract will be deemed to remain in force solely for the purpose of continuing such insurance, but without further obligation of the contractholder.


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